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August 22, 2024

VIA EDGAR AND SECURE FILE TRANSFER

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E. Washington, D.C. 20549

Attention: Lauren Sprague Hammill

Re:           CAMP4 Therapeutics Corporation

Draft Registration Statement on Form S-1

Submitted August 2, 2024

CIK No. 0001736730

Ladies and Gentlemen:

On behalf of CAMP4 Therapeutics Corporation (the “Company”), we hereby confidentially submit to the U.S. Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 3 (“Amendment No. 3”) to the above-referenced draft registration statement (the “Draft Registration Statement”). Amendment No. 3 reflects revisions to the Draft Registration Statement made in response to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Commission dated August 13, 2024 regarding the Draft Registration Statement, as well as certain other updated information. Marked copies showing changes from the Draft Registration Statement confidentially submitted on August 2, 2024 are being furnished supplementally for the convenience of the Staff.

In addition, we are providing the following responses to the Staff’s comments. To assist your review, we have presented the text of the Staff’s comments in italics below and the Company’s responses are numbered to correspond to the numbered comments from the Staff’s letter. The responses and information described below are based upon information provided to us by the Company and all terms used but not defined herein have the meanings assigned to such terms in Amendment No. 3.

Amendment No. 2 to Draft Registration Statement on Form S-1

Overview, page 1

1.	We note your response to prior comment 1. Please tell us whether you had material research and development expenses relating to the Dravet syndrome candidate in FY2023.

- 2 -	VIA EDGAR AND SECURE FILE TRANSFER

Response to Comment 1:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, although the Company does not track research and development (“R&D”) expenses on a program-by-program basis, it has reviewed its R&D expenses from 2023 and estimates that it spent approximately $3 million on R&D activities related to the discontinued Dravet syndrome program in 2023, representing approximately 7.6% of total R&D expenditures in that year, which the Company believes to be immaterial. The Company determined to cease R&D activities related to the Dravet syndrome program, which was not developed using the Company’s RAP Platform, in the second quarter of 2023, and does not expect to incur further expenses with respect to the discontinued program.

2.	We note your response to prior comments 22 and 23. Please further revise your disclosure related to the Whitehead agreement to specifically quantify the potential aggregate development milestone payments that may be payable under the terms of the agreement upon the achievement of certain specified contingent events. Also, revise your description of the duration of the royalty term to disclose the number of years after the first commercial sale after which the term might expire.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised its disclosure on pages 95 and 134 of Amendment No. 3 to quantify the potential aggregate development milestone payments that may be payable under the terms of the agreement and to disclose the number of years after which the royalty term might expire.

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Please do not hesitate to call me at (617) 992-6165 or Lisa Folkerth at (617) 951-7791 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Thomas J. Danielski

Thomas J. Danielski

cc.	Josh Mandel-Brehm (CAMP4 Therapeutics Corporation)
cc.	Kelly Gold (CAMP4 Therapeutics Corporation)
cc.	Lisa Folkerth (Ropes & Gray LLP)
cc.	Seo Salimi (Paul Hastings LLP)
cc.	Will Magioncalda (Paul Hastings LLP)